DISCOVERY RIDGE RESOURCES, INC.
                         Suite 1250, 639 5th Ave., S.W.
                                Calgary, Alberta
                                 Canada T2P 0M9
                                 (866) 387-3472

                                 August 11, 2009


U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C.  20549-0506

      Re:   Discovery Ridge Resources, Inc.
            Registration Statement on Form S-1
            File No. 333-160753


      Pursuant to Rule 477 under the Securities Act of 1933, Discovery Ridge Resources, Inc. requests the withdrawal of its Registration Statement on Form S-3, File No. 333-160753, including an RW, filed the same day (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on July 23, 2009. No securities have been sold pursuant to the Registration Statement.

      The Company's request is based on a mistagging of an S-1 as an S-3 on the Edgar system and a misunderstanding as to the procedure relating to the withdrawal (tagged as an RW) of the S-3.

                                    Very Truly Yours,

                                    DISCOVERY RIDGE RESOURCES, INC.


                                    By:  /s/ Will Wagner

                                        Will Wagner, President


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